Filed by ClimateRock

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ClimateRock Holdings Limited

Commission File No.: 333- 276718

Date: January 29, 2024

ClimateRock and GreenRock Announce Filing of a Registration Statement in Connection with Proposed Business Combination

~ Transaction consideration to be paid to the shareholders of GreenRock Corp (“GreenRock”) will be up to $446 million of which $166 million is contingent upon the satisfaction of certain performance-linked targets for 2024 ~

~ GreenRock is an independent energy producer, focusing on integrating multiple renewable power and battery storage solutions with green hydrogen production ~

~ Diversified income stream balances long-term, contracted income and development returns ~

~ Per Regnarsson, CEO of ClimateRock and GreenRock, will continue to lead the combined company ~

~ Charles Ratelband, Executive Director and Founder of GreenRock and the Executive Chairman of ClimateRock, will retain a role as a member of the Executive Board and continue the vision of growth and energy sustainability ~

~ Certain members of ClimateRock’s management will join the combined company’s Board and Management ~

LONDON, Jan. 29, 2024 (GLOBE NEWSWIRE) -- ClimateRock (Nasdaq: CLRC), a special purpose acquisition company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and GreenRock, an independent energy producer, focusing on integrating renewable power solutions with battery energy management and green hydrogen production, announced today the filing of a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement and a prospectus, in connection with their previously announced Agreement and Plan of Merger, dated as of December 30, 2023 (the “Business Combination Agreement”). Upon the closing of the business combination between ClimateRock and GreenRock contemplated by the Business Combination Agreement (the “Business Combination”), a holding company that will own both ClimateRock and GreenRock (“Pubco”) is expected to be listed on the Nasdaq Stock Market (“Nasdaq”) and will be led by Per Regnarsson, the Chief Executive Officer of both GreenRock and ClimateRock. The terms of the Business Combination Agreement were negotiated by a fully-empowered special committee of independent directors of ClimateRock’s board of directors.

GreenRock is an innovative player in the renewable energy industry, on a mission to establish itself as a leading independent energy producer. Specializing in integrated renewable energy solutions, GreenRock is poised to make significant strides in industrial segments of the global economy that have yet to fully transition to green energy and embrace decarbonisation. Currently focused on renewable power energy production, GreenRock is embarking on green hydrogen developments, with particular focus on the hydrogen transition of industrial users. This future integration of green hydrogen and related markets positions GreenRock to be a key contributor to energy transition and local and regional energy security. With its commitment to sustainable energy and plans for incorporating green hydrogen, GreenRock is not only poised for substantial growth, but is also aligning its operations with global efforts towards environmental conservation, ESG compliance and a sustainable future.

Per Regnarsson, Chief Executive Officer of GreenRock, commented, “The Business Combination will allow GreenRock to join forces with a strategic partner equally committed to shaping a sustainable future. GreenRock’s wealth of experience and expertise is expected to span the renewables value chain upon the acquisition of TEP Renewables Limited, which will become GreenRock’s primary solar development division and the acquisition of Accretion Energies Limited, which will become GreenRock’s operational wind assets division. This strategic blend significantly enhances our collective capability to innovate and lead in the renewable energy sector. As a combined company, we have the opportunity to enhance climate change and societal benefits, drive innovation, and accelerate the global clean energy transition while generating meaningful shareholder value.”

Abhishek Bawa, Chief Financial Officer of ClimateRock, commented, “Our business combination with GreenRock represents an important step towards our vision of a greener and more sustainable energy sector. GreenRock’s long-term objective is towards scaling as a comprehensive and sustainable energy solution representing the next generation of renewable energy, “Renewables 3.0”. We are confident that we have found the ideal strategic partner to advance our parallel commitment towards this next generation of renewable energy.”

GreenRock Investment Highlights:

●	Track record in renewable energy, with a portfolio focus of developing solar photovoltaic and wind farms and managing operational assets.

●	Strategic expansion plans to integrate battery energy management, green hydrogen production, leveraging existing renewable energy projects for innovative and sustainable solutions in grid-capacity constrained energy markets.

●	Robust pipeline of development projects/acquisition opportunities, showcasing GreenRock’s ability to identify and capitalize on key opportunities in the renewable energy sector.

●	Strong market positioning, with a focus on solar, wind and battery storage, ensuring a diversified and synergistic income model and resilient operations.

●	Experienced leadership team, combining deep industry expertise, transaction management and public company operating experience with a visionary approach to guide the company towards new heights in the renewable energy market.

●	Unique blend of technical expertise, application and execution, positioning GreenRock as a key player in the transition to a more sustainable and environmentally conscious energy landscape.

●	Committed to sustainable operational growth through a forward-thinking approach to energy production that aligns with global efforts to reduce carbon emissions.

Transaction Summary:

Under the Business Combination Agreement, a wholly-owned subsidiary of Pubco will merge with and into ClimateRock and a second wholly-owned subsidiary of Pubco will merge with and into GreenRock, with both ClimateRock and GreenRock surviving such mergers and becoming wholly-owned subsidiaries of Pubco, and Pubco will seek to become a publicly traded entity listed on Nasdaq. The Pubco will be renamed “ClimateRock” or a similar name.

In connection with the Business Combination, (i) GreenRock’s shareholders will receive ordinary shares of Pubco in exchange for GreenRock shares, and are expected to hold between 85% to 90% of Pubco’s outstanding shares after the Business Combination and (ii) the ClimateRock shareholders and holders of other ClimateRock securities will exchange their ClimateRock securities for substantially equivalent securities of Pubco The aggregate merger consideration payable to the GreenRock shareholders is $446 million of Pubco shares and consists of a base consideration of $280 million in Pubco shares plus and an additional $166 million of Pubco shares that are subject to forfeiture if certain financial targets set forth in the Business Combination Agreement are not met after closing.

The Business Combination will require approval of the shareholders of ClimateRock and the shareholders of GreenRock and will be subject to the satisfaction of customary closing conditions.

The description of the Business Combination provided here is only a summary and should be considered as qualified in its entirety by the Business Combination Agreement. A copy of the Business Combination Agreement was filed as an exhibit to ClimateRock’s Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC’) on January 5, 2024, where the material terms of the Business Combination are disclosed.

Advisors

A.G.P./Alliance Global Partners is serving as financial advisor to GreenRock. Ellenoff Grossman & Schole LLP is acting as legal counsel to GreenRock.

Maxim Group LLC is serving as financial advisor to ClimateRock. ArentFox Schiff LLP is acting as legal counsel to ClimateRock.

Ogier (Cayman) LLP is acting as Cayman Islands legal counsel in respect of certain Cayman Islands matters relating to the Business Combination.

About ClimateRock

ClimateRock is a special purpose acquisition company led by Chairman, Charles Ratelband, and CEO, Per Regnarsson, and is incorporated as a Cayman Islands exempted company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in any industry or geographic location, but it is focused on acquiring a target within the sustainable energy industry in the Organization for Economic Co-operation and Development countries, including climate change, environment, renewable energy and emerging, clean technologies. For more information, please visit Driving The Energy Transition - ClimateRock (climate-rock.com).

About GreenRock

GreenRock is an independent energy company specializing in solar photovoltaic, wind power and other renewable energy projects. Known for its expertise in developing and operationalizing large-scale renewable energy projects, GreenRock has a track record in delivering comprehensive turnkey solutions, including greenfield development, technical design, construction, and operating. Emphasizing innovation, GreenRock is expanding its focus to include green hydrogen production, aligning with global trends in renewable energy.

Headquartered in London, GreenRock has a broad geographical reach with assets and projects under development in several strategic locations. This global footprint underscores the company’s ability to adapt and thrive in varying market conditions, further solidifying its role as a leader in renewable energy. For more information, visit GreenRock’s website at www.grrck.com.

Forward Looking Statement

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between GreenRock and ClimateRock, including statements regarding the benefits of the Business Combination, the anticipated timing of the completion of the Business Combination, the services offered by GreenRock and the markets in which it operates, the expected total addressable market for the services offered by GreenRock, the sufficiency of the net proceeds of the proposed Business Combination to fund GreenRock’s operations and business plan and GreenRock’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all; (ii) the risk that the Business Combination may not be completed by ClimateRock’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ClimateRock; (iii) the failure to satisfy the ClimateRock’s public shareholders, to retain a minimum amount of available cash and to receive certain governmental and regulatory approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Business Combination on GreenRock’s business relationships, performance, and business generally; (vi) risks that the Business Combination disrupts current plans and operations of GreenRock as a result; (vii) the outcome of any legal proceedings that may be instituted against GreenRock, ClimateRock, Pubco or others related to the Business Combination Agreement or the Business Combination; (viii) the ability of Pubco to satisfy Nasdaq listing standards at or following the consummation of the Business Combination; (ix) the ability to recognize the anticipated benefits of Business Combination, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which GreenRock (and following the Business Combination, Pubco) operates, variations in performance across competitors and partners, changes in laws and regulations affecting GreenRock’s business and the ability of GreenRock and Pubco to retain its management and key employees; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (xi) the risk that GreenRock (and following the Business Combination, Pubco) will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xii) the risk that Pubco experiences difficulties in managing its growth and expanding operations; (xiii) the risk of cyber security or foreign exchange losses; (xiv) the effects of public health crises or regional wars and conflicts on the business and results of operations of GreenRock (and following the Business Combination, Pubco) and the global economy generally; and (xv) the costs related to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, and other documents filed by ClimateRock and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GreenRock, ClimateRock and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of GreenRock, ClimateRock and Pubco gives any assurance that they will achieve their expectations.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco filed with the SEC a Registration Statement on Form F-4 relating to the Business Combination that includes a preliminary proxy statement of ClimateRock and a prospectus of Pubco. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all ClimateRock shareholders as of a record date to be established for voting on the Business Combination. ClimateRock and Pubco also will file other documents regarding the Business Combination with the SEC. THIS PRESS RELEASE DOES NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED BUSINESS COMBINATION AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CLIMATEROCK ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ClimateRock and Pubco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ClimateRock and Pubco may be obtained free of charge from ClimateRock’s website at https://www.climate-rock.com/or by contacting its Chief Financial Officer, Abhishek Bawa, c/o ClimateRock, 25 Bedford Square, WC1B 3HH, London, United Kingdom, at +44 208 050 7820 or at info@climate-rock.com.

Participants in the Solicitation

ClimateRock, Pubco and GreenRock and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ClimateRock’s shareholders in connection with the Business Combination. Information about ClimateRock’s directors and executive officers and their ownership of ClimateRock’s securities is set forth in ClimateRock’s filings with the SEC, including ClimateRock’s final prospectus in connection with its initial public offering, which was filed with the SEC on April 29, 2022. To the extent that such persons’ holdings of ClimateRock’s securities have changed since the amounts disclosed in ClimateRock’s final prospectus in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Business Combination of ClimateRock’s and GreenRock’s respective directors and officers and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ClimateRock, Pubco or GreenRock, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

ClimateRock

Phone number: +44 208 050 7820
Email: info@climate-rock.com
Contact: Abhishek Bawa

ClimateRock Investor Relations

Phone number: +1 203 663 3550
Email: CLRCU@mzgroup.us
Contact: Rory Rumore

Phone number: +44 208 050 7820

Email: info@climate-rock.com
Contact: Julia Bron

GreenRock Press Enquiries

Phone number: +44 7747 767496
Email: per.regnarsson@grrck.com
Contact: Per Regnarsson

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